Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 — Fax: 778-331-4628 rbauction.com

January 7, 2013

VIA EDGAR SUBMISSION

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C 20549

Re: Ritchie Bros. Auctioneers Incorporated

Form 40-F for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-13425

Dear Mr. Gilmore:

This letter is written in response to the comments included in your letter dated December 13, 2012, regarding your review of Ritchie Bros. Auctioneers Inc.’s Form 40-F referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our”, “us” or “the company” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.

We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments and Responses for 2011 Form 40-F

1.	Disclosure Controls and Procedures, page 2

We note that your effectiveness conclusion as of December 31, 2011 is stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). However, we also note in Exhibit 3 on page 3-29 that your effectiveness conclusion appropriately includes the full definition of “disclosure controls and procedures.” In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 — Fax: 778-331-4628 rbauction.com

For future filings, if we include a definition of “disclosure controls and procedures,” we will include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Comments and Responses for Exhibit No. 2 Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010

2.	Note 2. Significant accounting policies

General

We note that during the second half of 2011, you established Ritchie Bros. Financial Services (“RBFS”), a new entity in which you have a 51% interest. We note that RBFS arranges, through third party lenders, financing options for your customers to purchase equipment at your auctions in the U.S. and Canada. Please provide us with further details regarding your ownership interest in RBFS and the associated arrangement with the other parties involved. Additionally, please discuss the method you are using to recognize this interest in your consolidated financial statements and the authoritative accounting literature relied on. For example, clarify whether this is considered a jointly controlled entity as discussed in IAS 31. If so, provide us with your analysis pursuant to IAS 31 and confirm that future filings will provide the applicable disclosures called for by the relevant standard.

Ritchie Bros. Auctioneers Incorporated (“RBA”) has a 51% ownership interest in the voting and capital stock of RBFS and controls a majority of the RBFS board seats. A non-affiliated third party owns the remaining non-controlling interest of 49%. As a result, RBFS is not considered a jointly controlled entity. As noted in Note 28, Subsidiaries, on page 2-39 of Exhibit No. 2 to the Form 40-F, the consolidated financial statements of RBA include the financial statements and respective results and financial position of RBFS in accordance with IAS 27.

RBFS began operations in 2011 and, during that year, had a net loss of $539,000, and net assets of $519,000. Because the related non-controlling interest in RBFS represented only 0.03% of RBA’s consolidated total Liabilities and Shareholders’ Equity and only 0.3% of its consolidated net earnings, RBA did not disclose these amounts separately in its 2011 consolidated financial statements. We intend to monitor the level of significance of RBFS to our financial position and results of operations in the future and intend to separately disclose applicable results if the amounts are significant.

The arrangements with third party lenders relating to equipment financing services are described below in response to Comment No. 3.

3.	(d) Revenue recognition, page 2-12

We note you launched a range of value-added services on July 1, 2011, including equipment financing and powertrain service warranties in the U.S. and Canada and insurance services in Canada, the U.S. and Europe. Please tell us more about the nature of each of these services.

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 — Fax: 778-331-4628 rbauction.com

Additionally, please discuss how you recognize revenue related to these services, including the roles of third party partners, as applicable. Refer to the authoritative accounting literature relied upon. Please note that your disclosures in future filings should be revised accordingly.

The introduction of RBA’s value added services on July 1, 2011 was a part of its strategy of continually improving its customers’ auction experience.

The equipment financing services assist RBA’s buyers in obtaining equipment financing from third party lenders. RBFS, in which RBA has a 51% ownership interest, acts as an agent between buyers at an RBA auction and the third party lenders. In accordance with IAS 18.8, when successful in assisting the buyer in obtaining financing, RBFS earns a fee. RBFS recognizes this revenue at the time the loans are made and this revenue is recorded as a part of Auction Fees. RBFS has no ongoing relationship or contractual commitments between the customer and the third party lender relating to the equipment financings.

The powertrain service warranties are offered to RBA’s customers in the United States and Canada through subsidiary auction companies of RBA in each jurisdiction. These subsidiaries act as agents between buyers at an RBA auction and a third party powertrain warranty provider. In accordance with IAS 18.8, when a buyer purchases a powertrain warranty, RBA earns a fee based on the value of the warranty. RBA recognizes this fee at the time the warranties are purchased and this revenue is recorded as a part of Auction Fees. RBA has no ongoing relationship or contractual commitments relating to the warranties provided by the third party powertrain warranty providers and the customers.

The insurance services are offered to customers in the United States, Canada and Europe through subsidiary auction companies of RBA in each jurisdiction. These subsidiaries act as agents between buyers at an RBA auction and a third party insurance provider. In accordance with IAS 18.8, when a buyer purchases insurance, RBA earns a fee based on the value of the insurance purchased. RBA recognizes this fee at the time the insurance is purchased and this revenue is recorded as a part of Auction Fees. RBA has no ongoing relationship or contractual commitments relating to the insurance provided by the third party insurance providers and the customers.

RBA has not provided separate disclosure in its consolidated financial statements of the revenues earned from financing, powertrain service warranties or insurance services given their limited amounts, which totaled less than $500,000 for the year ended December 31, 2011. We intend to continue to monitor these amounts in the future to determine whether separate disclosure is warranted.

4.	Note 5. Auction revenues, page 2-20

We note your disclosure of the allocation of revenue between auction commissions and auction fees. Please tell us what consideration was given to separately disclosing the amount of revenue derived from inventory contracts. In this regard, we refer to paragraph 35(b) of IAS 18 which requires separate disclosure of the amount of revenue arising from the sale of goods and the rendering of services. Please tell us how your disclosures comply in this regard.

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 — Fax: 778-331-4628 rbauction.com

RBA considers all its auction commissions to be received through the rendering of auction services. RBA reports net revenues from inventory transactions on its income statement within the auction commission line, as disclosed in Note 2(d), Significant Accounting Policies, Revenue Recognition.

When considering this presentation with regards to paragraph 35(b) of IAS 18, RBA considered its role in selling the inventory it purchases by means of inventory contracts. This role is to provide an auction service to its customers. No improvement work is performed on the inventory before it is re-sold at auction, the inventory generally is held for a short period of time (on average less than three weeks) and the offering of an inventory contract to RBA’s customers simply provides an option that may better suit the customer’s needs at a particular point in time prior to the auctioning of the equipment. All of the equipment acquired for an auction — whether for a commission sale or an inventory sale — is sold at auction to the highest bidder on an unreserved basis; RBA does not set the price for the inventory sale or determine the buyer.

Inventory purchases and sales are among the services RBA offers to customers as part of its auction business, and these transactions are executed in much the same manner as RBA’s commission contract sales. RBA is focused on maximizing gross auction proceeds; however RBA’s business model revolves around the auction commissions received, which represent the net of the auction transaction. Therefore, RBA presents the sale of inventory in the same manner as the other commission transactions in its financial statements: net within auction commissions.

RBA also provides additional disclosure relating to inventory contracts in Note 11 Inventory, on page 2-25 of Exhibit No. 2 to the Form 40-F, to disclose the amount of inventory purchased and sold each reporting period. We believe that this disclosure provides our investors and other users with information on the extent of our exposure to inventory contracts.

5.	Note 22. Share-based payment, page 2-33

We note your disclosures regarding the stock option plan here and in footnote 2(m). Please tell us what consideration was given to disclosing the vesting requirements of the stock option awards pursuant to paragraph 45(a) of IFRS 2 and for share options during the period, the weighted average share price at the date of exercise pursuant to paragraph 45(c) of IFRS 2. Please revise your disclosures in future filings accordingly.

RBA’s stock option plan vesting requirements are time based and there are no service requirements other than the passage of time. As a result, when considering our disclosures pursuant to paragraph 45(a) of IFRS 2, we considered and made disclosures only regarding the vesting periods in Note 22. For future filings, we will disclose the weighted average share price of stock option exercises pursuant to paragraph 45(c) of IFRS 2.

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J 0C6
Tel: 778-331-5500 — Fax: 778-331-4628 rbauction.com

Please contact me if you have any additional questions after reviewing our responses to your comments.

Very truly yours,

/s/ Robert A. McLeod

Robert A. McLeod

Chief Financial Officer

Ritchie Bros. Auctioneers Incorporated